Exhibit 99.1

Notice of Annual General Meeting
of Shareholders of
SEABRIDGE GOLD INC.

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada on Thursday, June 27, 2024 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2023 and the auditors’ reports thereon;
2.	to elect directors for the ensuing year;
3.	to appoint the auditors for the ensuing year;
4.	to authorize the directors to fix the remuneration to be paid to the auditors;
5.	to approve, by ordinary resolution, the Amended Restricted Share Unit and Deferred Share Unit Plan;
6.	to approve, on an advisory basis, the executive compensation approach of the Corporation; and
7.	to transact such other business as may properly come before the Meeting.

The Management Proxy Circular prepared in respect of the Meeting provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

This Notice and the other materials being sent to you in relation to the Meeting are being sent to both registered and non-registered shareholders of the Corporation. Registered shareholders of the Corporation will receive this Notice and a form of proxy directly from the Corporation or its agent and non-registered shareholders will receive this Notice and a voting instruction form from the intermediary holding shares on your behalf.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this Notice. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED at Toronto, Ontario this 13th day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

“Rudi P. Fronk”

Rudi P. Fronk

Chairman and Chief Executive Officer